August 8, 2025

Jin Xu
Chief Executive Officer
Golden Heaven Group Holdings Ltd.
No. 8 Banhouhaichuan Rd
Xiqin Town, Yanping District
Nanping City, Fujian Province, China 353001

       Re: Golden Heaven Group Holdings Ltd.
           Form 20-F for the Fiscal Year Ended September 30, 2024
           File No. 1-41675
Dear Jin Xu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services